Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF

RESTATED CERTIFICATE OF INCORPORATION
CLEVELAND BIOLABS, INC.

Cleveland BioLabs, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, does hereby certify:

1.    The name of the corporation is Cleveland BioLabs, Inc.

2.    The Corporation’s Restated Certificate of Incorporation is hereby amended to change the name of the Corporation to “Cytocom, Inc.”.

3.    This Certificate of Amendment shall become effective as of 11:59 p.m. on the date first set forth below.

IN WITNESS WHEREOF, the undersigned, being an authorized officer, has executed this Certificate of Amendment as of July 27, 2021.

By:	/s/ Christopher Zosh
Name: Christopher Zosh
Title: Authorized Officer